Exhibit 99.1

AMENDMENT TO INVESTMENT AGREEMENT

This Amendment to Investment Agreement (this “Amendment”) is made and entered into on February 13, 2026, by and among:

(a)	VNET GROUP, INC. (f.k.a. 21VIANET GROUP, INC.), an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”),

(b)	VECTOR HOLDCO PTE. LTD., a private company limited by shares incorporated in Singapore (“Vector Holdco”),

(c)	BTO VECTOR FUND ESC (CYM) L.P., a limited partnership established under the Laws of the Cayman Islands (“Vector Fund ESC”),

(d)	BTO VECTOR FUND FD (CYM) L.P., a limited partnership established under the Laws of the Cayman Islands (“Vector Fund FD”, and together with Vector Holdco and Vector Fund ESC, the “Investors” and each an “Investor”), and

(e)	BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P. (the “VCOC Investor”).

(each an “Party” and collectively the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have entered into the Investment Agreement dated as of June 22, 2020 (the “Original Agreement”);

WHEREAS, the Company, the Investors (except Vector Fund ESC) and the VCOC Investor have entered into the Investment Agreement dated as of January 28, 2022, pursuant to which the Company issued to the Investors (except Vector Fund ESC) convertible notes due 2027 in an aggregate principal amount of US$250,000,000 dated as of February 4, 2022 (prior to giving effect to the Note Amendment and Restatement, the “Original Notes”);

WHEREAS, on or around the date hereof, the Company and Citibank, N.A., as trustee, will enter into an indenture (the “Indenture”), pursuant to which the Original Notes will be amended and restated (the “Note Amendment and Restatement”) to be represented by one or more notes in global form attached to the Indenture and will be traded on The Depository Trust Company;

WHEREAS, pursuant to Section 9.01 of the Original Agreement, the Original Agreement may be amended or supplemented in any and all respects only by written agreement of the Parties; and

WHEREAS, the Parties desire to, and hereby agree to, by execution and delivery of this Amendment, amend and supplement the Original Agreement as set forth herein.

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NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual promises, covenants and obligations contained herein, the parties hereto agree as follows:

1.	Definitions and Interpretation. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Original Agreement (as may be amended from time to time, including by this Amendment) and the rules of interpretation and construction set forth in Section 9.12 of the Original Agreement shall also apply to this Amendment.

2.	Amendment

2.1.	The following definition of the Original Agreement shall be amended and restated in its entirety to read as follows:

“Minimum Shareholding Requirement” means that no Minimum Shareholding Event has occurred.

2.2.	The following terms shall have the following meanings:

“Indenture” means the Indenture by and between the Company and Citibank, N.A. dated February 13, 2026.

“Minimum Shareholding Event” has the meaning ascribed to it in the Indenture.

“Notes” means the convertible notes due 2027 issued by the Company to Vector Holdco and Vector Fund FD in an aggregate principal amount of US$250,000,000 dated as of February 4, 2022, as amended and restated to be represented by one or more notes in global form attached to the Indenture and traded on The Depository Trust Company.

2.3.	Section 5.07(d) of the Original Agreement shall terminate after the Minimum Shareholding Event has occurred (and for the avoidance of doubt shall not apply to any transfer by any Person other than the Investors).

3.	Miscellaneous

3.1.	Except as expressly amended and/or superseded by this Amendment, the Original Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Original Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Original Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Original Agreement. This Amendment and the Original Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Original Agreement. If and to the extent there are any inconsistencies between the Original Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control.

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3.2.	For the avoidance of doubt, none of the obligations under the Investment Agreement shall be assigned to or applicable to a third party in connection with a Transfer of the Notes by the Investors to such third party.

3.3.	The provisions of Sections 9.01 (Amendments; Waivers), 9.04 (Counterparts), 9.06 (Governing Law; Jurisdiction), 9.07 (Specific Enforcement) and 9.09 (Severability) of the Original Agreement shall apply mutatis mutandis to this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

VNET GROUP, INC.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the Board of Directors

Signature Page to Amendment to 2020 Investment Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

VECTOR HOLDCO PTE. LTD

By:	/s/ Lixian Wang
Name:	Lixian Wang
Title:	Director

BTO VECTOR FUND ESC (CYM) L.P.

By:	BTO Holdings (Cayman) – NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) – NQ L.P., its managing member
By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Signatory

BTO VECTOR FUND FD (CYM) L.P.

By:	BTO Holdings (Cayman) – NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) – NQ L.P., its managing member
By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Signatory

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

By:	Blackstone Tactical Opportunities Management Associates III (Cayman) – NQ L.P., its general partner
By:	BTOA III (Cayman) – NQ L.P., its general partner
By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Signatory

[Signature Page to Amendment to 2020 Investment Agreement]